INSTITUTIONAL FINANCIAL MARKETS, INC.

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104-2870

VIA EDGAR

January 23, 2014

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Institutional Financial Markets, Inc.
Registration Statement on Form S-3
Filed on October 24, 2013 and Amended on December 11, 2013 and January 17, 2014
File No. 333-191887

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Institutional Financial Markets, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-3 (File No. 333-191887) be declared effective at 4:00 p.m. Eastern Time on January 27, 2014, or as soon thereafter as possible.

In making this request for acceleration of the effective date of the Registration Statement, the Company acknowledges that (i) should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Institutional Financial Markets, Inc.

By:	/s/ Joseph W. Pooler, Jr.
Joseph W. Pooler, Jr.
Executive Vice President, Chief Financial Officer and Treasurer